Filed pursuant to Rule 433

Registration Statement 333-187080

Thermo Fisher Scientific Inc.

Term Sheet

November 30, 2015

3.650% Senior Notes due 2025

Issuer:	Thermo Fisher Scientific Inc.

Principal Amount:	$350,000,000

Maturity Date:	December 15, 2025

Coupon (Interest Rate):	3.650%

Yield to Maturity:	3.667%

Benchmark Treasury:	2.25% due November 15, 2025

Spread to Benchmark Treasury:	T + 145 bps

Benchmark Treasury Price and Yield:	100-9+ / 2.217%

Interest Payment Dates:	December 15 and June 15, commencing on June 15, 2016

Redemption Provision:	At any time and from time to time prior to September 15, 2025 (three months prior to their maturity), the issuer may redeem the notes, in whole or in part at its option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed that would be due if such notes matured on September 15, 2025 (three months prior to their maturity) but for the redemption (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, on and after September 15, 2025 (three months prior to their maturity), the issuer may redeem the notes in whole or in part at its option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Issue Price:	99.858%

Settlement Date:	December 9, 2015 (T+7)

Current Ratings*:	Moody’s: Baa3 (Positive) S&P: BBB (Stable) Fitch: BBB (Stable)

CUSIP:	883556 BM3

ISIN:	US883556BM34

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Mizuho Securities USA Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526; or by calling J.P. Morgan Securities LLC at 1-212-834-4533; or by calling Mizuho Securities USA Inc. at 1-866-271-7403.